Mail Stop 6010

								October 20, 2005

Via U.S. Mail and Facsimile

Mr. Arthur S. Rosten
Chief Financial Officer
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039

Re:	AMDL, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
	File No. 001-16695

Dear Mr. Rosten:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Year Ended December 31, 2004

Item 7. Financial Statements, page 16

Balance Sheet, page F-2

1. We see that your balance sheet includes intellectual property for immunogene therapy technology totaling $1,658,333 as of December 31,
2004. We see that you acquired this technology and a related patent application in August 2001, but it appears that you have yet to generate revenues from this technology and the status of the patent application is not clear. Please respond to the following:

* Explain to us, in detail, why the technology is not impaired under
SFAS 142. Show us how you performed impairment testing under that guidance. Also, identify and thoroughly describe the bases for the significant assumptions underlying that testing. Your response should clearly demonstrate that your methods and assumptions are appropriate in GAAP.

* Describe the work you have performed on completing the technology since acquisition and reconcile the status of that work to that anticipated when you first acquired the technology. Describe the reasons for any delays and tell us why any delays have not rendered the technology impaired. Please be detailed and specific.

* Describe your plans, including timing, for generating cash flows from the technology. If the anticipated timing has changed from that established when the technology was first acquired, tell us how and why.

* Tell us what you expect it will cost to bring the technology to revenue generating status and tell us how and when you expect to raise necessary funding. Describe any changes in the expected costs from those anticipated when your first acquired the technology.

* Describe the status of your efforts to enter into strategic alliances or otherwise locate partners to develop the immunogene therapy technology intellectual property. If these efforts have not developed as anticipated at acquisition, describe the reasons for any delays and tell us why any delays have not rendered the technology impaired.

* On page 12 you disclose that your monthly cash burn rate is approximately $180,000 per month and that you expect your available resources to be sufficient through March 2006. Describe the extent to which the $180,000 includes work necessary to generate cash flows from and to recover the carrying amount of the immunogene therapy technology intellectual property.

* Describe the status of the patent application. If receipt of any patent has been delayed from that anticipated when you first acquired the technology, identify and describe the reasons.

* Tell us why you believe the assigned useful life is reasonable and provide support for your conclusions.

Form 8-K dated August 29, 2005

2. We note that in connection with your August private placements you agreed to file a registration statement by October 15, 2005 covering the secondary offering and resale of the common shares and the warrant shares sold in the private placements. Tell us whether there are any penalty clauses if the registration statement is not completed by a specified date and identify that date, if applicable.
Also describe the terms of those penalties and provide us a copy of the agreement where those terms are set forth.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.


      Sincerely,



Gary Todd
      Reviewing Accountant


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Mr. Arthur S. Rosten
AMDL, Inc.
October 20, 2005
Page 2